Upstryve Raise Video Transcript

Noah: I'm Noah Davis, I'm the founder and CEO of Upstryve.

Narrator: Upstryve will be the first platform to launch in the marketplace that will specifically cater to aspiring trade professionals, connecting them through one-on-one tutoring with industry experts. -This is the fully integrated platform that the industry has been waiting for.

Noah: Investing with Upstryve means investing with successful entrepreneurs who have built and scaled similar companies. Our passion is the customer success story.

Testimonial 1: It's great, I love it. It's worth every penny.

Testimonial 2: The teachers were friendly and they explained the process very clearly.

Testimonial 3: She helped me a lot, she's not like most people, you know what I'm saying? She was very helpful. You could tell that she honestly cares like this place, she honestly cares about if you pass or not.

Noah: And that translates into a solid foundation of a thriving company. We have experience in raising venture and private equity, and even taking companies public. Upstryve is led by serial entrepreneurs who've built and scaled businesses bounded in e-learning and digital content.

Johnanna: Hi, my name is Jo Viscaino, and I am the CMO of Upstryve. The contractor industry has actually been overlooked by many investors just like yourself. Something that I hope you guys find comforting is that this is not our first attempt within this industry and this marketplace. We have had very successful previous endeavors as Noah may have mentioned and we're very confident that this is the next step.

Noah: We know the test prep industry. It becomes a challenge for aspiring individuals to find that right expert and program to become certified. Upstryve is in the perfect position to capitalize on this market. There are 43 million Americans holding one or more certification. The average student will spend $1,500 on training and test prep. With COVID-19, it has significantly increased demand for online test prep tutoring. Our goal is to provide an affordable, all-encompassing learning experience in the trade space. We have 100+ online seminars, 500+ self-study courses, 300+ E-books and physical books, 1000+ simulated tests, and over 20 accredited programs.

Johanna: That's what makes it so exciting, we are literally combining 2, if not 3, generations, from the Millennials and Generation X that is the average age of the contractor applicant, down to an older generation of retired experts that are ready to help students pass those exams.

Noah: Our tutors have 3 ways in which they can earn on Upstryve. They can provide tutoring, they can create content and become authors on our publishing platform, which will earn royalties, and finally tutors will be able to earn money through affiliate sales.

In 2020, we launched in the southeastern United States. In 2021, we expect to grow nationwide and have hundreds of tutors who are working with trade professionals. Our 2022 KPI's and three-year forecast include $6.2 million of tutoring revenue and $8.3 million of other revenue yielding a $3.6 million dollar profit projected in 2022.

There's no nationwide company doing this. There's no company doing this even on a statewide scale. Tutoring companies worldwide are gaining the attention of institutional investors who realize this industry will be the next online education success story, and we are the only company in this space with a focus on the trade professional. We appreciate your time in learning about our company and journey and hopeful that you will join us for the ride in what will be a nationwide success story.